GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com
Via Edgar

December 30, 2021

Eric McPheeU.S. Securities & Exchange Commission100 F Street, NEWashington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 2 Registration Statement on Form S-1

Filed on October 27, 2021

File No. 333-258221

Dear Mr. McPhee:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 15, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Eric McPhee U.S. Securities & Exchange Commission December 30, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-1 filed October 27, 2021

Cover Page

1.

Refer to comments 1 and 5. Please revise your cover page to include a succinct description of how cash is or will be transferred throughout the organization. In addition, include a clear statement as to whether any transfers, dividends or distributions have been made to date. Additionally, please revise to prominently disclose that your executive offices are located in China.

Response: Given the complexities of acquiring a business in China, the Company has decided that it will not do so. It has changed the location of its principal executive office to outside of China and added a definition of “Target Business” to the Company’s form of Amended and Restated Articles of Association to provide that a Target Business shall not include an entity or business with its principal or a majority of its business operations (either directly or through any subsidiaries) in the People’s Republic of China (including Hong Kong and Macau) and, for the avoidance of doubt, the Company shall not enter into an agreement for, or consummate its initial Business Combination with, such an entity or business. This provision would preclude the Company from acquiring a business target that is headquartered in China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). Therefore, the Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary.

In addition, the Company is formed in Cayman Islands and has its offices in San Diego. The Company’s business, activities and operations are primarily managed, directed, controlled and coordinated from the company’s San Diego offices and that the company’s principal place of business is in San Diego. The relationship to China of the Company’s management team is as follows:

Name	Title	Residence	Citizenship
Yoann Fabien Delwarde	Chief Executive Officer, Chairman and President	China	French
Zheng Yuan	Chief Financial Officer and Director	USA	Chinese
Gregory de Richemont	Director Nominee	China	French
Jiangping Xiao	Director Nominee	USA	Chinese
Hang Zhou	Director Nominee	USA	USA

Although members of the Company’s management team have business or other ties to China, only one officer and one director are currently residents of China, and they are not Chinese citizens. Therefore, the Company is not currently under Chinese jurisdiction and its business will be substantially conducted outside of China. None of the Company’s assets are currently, or will in the future be, located in China.

Eric McPhee U.S. Securities & Exchange Commission December 30, 2021 Page 3

Prospectus Summary, page 1

2.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Additionally, expand your disclosure here and the risk factor on page 77 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary. Please see our response to the comment No. 1.

3.

We note the statement on page 6 that a target business in China may be one that utilizes a VIE structure. Please expand your disclosure to indicate that the company may incur substantial costs to enforce the terms of the VIE arrangements and address how the VIE structure may affect the value of the investor’s investment. Also clarify the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary. Please see our response to the comment No. 1.

4.

We note the statement on page 56 that you are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering. Disclose here and page 56 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive or maintain approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: The Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary. Please see our response to the comment No. 1.

Eric McPhee U.S. Securities & Exchange Commission December 30, 2021 Page 4

5.

We note your response to comments 3 and 4 and revised disclosure on page 28, including the statement that you do not operate any business in China. Please expand the explanation of your reasoning to address the fact that your executive offices are in China, and advise us if you received an opinion of counsel regarding the statements regarding licenses and permissions.

Response: The Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary. Please see our response to the comment No. 1.

Risk Factors, page 31

6.

We note your response to comment 6 but are unable to locate the responsive disclosure. Please revise your disclosure to explain how CAC oversight could impact the process of searching for a target and completing an initial business combination.

Response: The Company believes that the China-related disclosure requested by the Staff’s Letter is no longer necessary. Please see our response to the comment No. 1.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner